DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 20, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	GigCapital5, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 23, 2021

File No. 333-254038

CIK No. 0001844505

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital5, Inc. (“GigCapital5” or the “Company”), by your letter dated September 10, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits and adding updated exhibits to the Registration Statement.

Comment 1. Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the staff’s comment, the Company has revised the disclosure as requested. Please see page F-15 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,
/s/ Jeffrey Selman
Jeffrey Selman

cc:	Dr. Avi S. Katz
Dr. Raluca Dinu

Enclosures